ING LOGO

AMERICAS

US Legal Services

J. Neil McMurdie

Counsel

(860) 723-2229

Fax: (860) 723-2216

neil.mcmurdie@us.ing.com

January 26, 2006	BY EDGARLINK

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  Security Life of Denver Insurance Company

Security Life Separate Account L1

Prospectus Title: Strategic Benefit Variable Universal Life

File Nos.: 333-34402 and 811-08292

Rule 477 Filing

Ladies and Gentlemen:

On April 26, 2001, we, on behalf of Security Life of Denver Insurance Company and its Security Life Separate Account L1, transmitted for filing, pursuant to the Securities Act of 1933, as amended, (the "1933 Act") and the Investment Company Act of 1940, a conformed electronic format copy of Post-Effective Amendment No. 1 on Form S-6 to the above-referenced registration statement (Accession Number 0000917677-01-500048). The filing was amended by supplements filed under Rule 497 of the 1933 Act on May 9, 2001, (Accession Number 0000817677-01-500069) and August 31, 2001, (Accession Number 0000917677-01-500093). Because no securities were sold in connection with this registration statement, we respectfully request withdrawal of this registration statement pursuant to Rule 477 under the 1933 Act.

If you have any questions regarding this submission, please call the undersigned at 860-723-2229.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

Hartford Site 151 Farmington Avenue, TS31 Hartford, CT 06156-8975	ING North America Insurance Corporation